UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
Estimated average burden
SCHEDULE 13D	hours per response. . . . . . . .14.5

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ENCISION INC.

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

29254Q104

(CUSIP Number)

Ruediger Naumann-Etienne, Intertec Healthcare Management, L.L.C., 5980 Horton Street, Suite 390, Emeryville, CA 94608

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 15, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)

Schedule 13D CUSIP No. 29254Q104		Encision Inc.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Intertec Healthcare Management, L.L.C. I.R.S. Identification No. 20-5665702

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) OO

Schedule 13D CUSIP No. 29254Q104		Encision Inc.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Intertec Healthcare Partners, L.P. I.R.S. Identification No.: 20-5664786

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) PN

Schedule 13D CUSIP No. 29254Q104		Encision Inc.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ruediger Naumann-Etienne

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 168,594

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 168,594

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 168,594

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.57%

14.	Type of Reporting Person (See Instructions) IN

Schedule 13D CUSIP No. 29254Q104	Encision Inc.

Item 1.                   Security and Company

The class of equity securities to which this Schedule 13D relates is the Shares, no par value per share (“Shares”), of Encision Inc., a Colorado corporation (the “Company”), with its principal executive offices at 6797 Winchester Circle, Boulder, CO 80301.

This Amendment No. 1 constitutes an exit filing for each of the Reporting Persons whose beneficial ownership has dropped below the 5.0% Schedule 13D reporting threshold as a result of a partnership distribution of Shares in December 2014.

Item 2.                   Identity and Background

(a)                                 The Statement is filed by Intertec Healthcare Management, L.L.C., a Delaware limited liability company (“Intertec LLC”), Intertec Healthcare Partners, L.P., a Delaware limited partnership (“Intertec LP”) and Ruediger Naumann-Etienne, a citizen of Germany (collectively, the “Reporting Persons”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), although neither the fact of this joint filing nor anything contained herein shall be deemed an admission by any Reporting Person that such a “group” exists. The agreement among the Reporting Persons to file jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all Shares, other than those reported herein as being owned by it.

(b)                                 The principal business address of each of the Reporting Persons is 5980 Horton Street, Suite 390, Emeryville, CA 94608.

(c)                                  Intertec LLC is the general partner of Intertec L.P. Intertec LP is primarily engaged in the business of investing in securities. Intertec LLC is primarily engaged in the business of acting as the general partner of Intertec LP. Mr. Naumann-Etienne, as the sole managing member of Intertec LLC, is in a position indirectly to determine the investment and voting decisions made by each of the Reporting Persons.

(d)                                 During the last five years, none of the Reporting Persons, nor, to the best of the Reporting Persons’ knowledge, any person named on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, none of the Reporting Persons, nor, to the best of the Reporting Persons’ knowledge, any person named on Schedule A hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

This Schedule 13D is being filed on behalf of the Reporting Persons. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), although neither the fact of this joint filing nor anything contained herein shall be deemed an admission by any Reporting Person that such a “group” exists. The agreement among the Reporting Persons to file jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all Shares, other than those reported herein as being owned by it.

Schedule 13D CUSIP No. 29254Q104	Encision Inc.

Item 3.                   Source and Amount of Funds or Other Consideration

Intertec LP previously had the power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 660,671 Shares. On December 15, 2014, Intertec LP distributed all Shares held by it to its partners. The Shares were distributed to the Partners of Intertec LP in accordance with the terms of the limited partnership agreement of Intertec LP. In connection with that distribution, Mr. Naumann-Etienne acquired 108,394 Shares for no additional consideration.

Item 4.                   Purpose of Transaction

In December 2014, Intertec LP distributed all Shares held by it to its partners pursuant to its limited partnership agreement. As a result, each Reporting Person’s beneficial ownership is less than 5% of the outstanding Shares of the Company.

Item 5.                   Interest in Securities of the Company

(a)                                 The Reporting Persons may be deemed to beneficially own, in the aggregate, Mr. Naumann-Etienne beneficially owns 168,594 Shares, representing approximately 1.57% of the Company’s outstanding Shares (based upon 10,673,225 Shares stated to be outstanding as of October 31, 2014 by the Company in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 13, 2014, which appears to the Company’s most recent statement as to number of outstanding Shares). Intertec LLC and Intertec LP do not beneficially own, or have the power to direct the vote or disposition, of any Shares.

(b)                                Mr. Naumann-Etienne owns 168,594 Shares individually and has sole voting and dispositive power with respect to those Shares.

(c)                                 (d)                                 To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company.

(e)                                 Each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the Company’s outstanding shares as of December 15, 2014.

Item 6.                  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

Not applicable.

Item 7.                  Interest in Securities of the Issuer.

Not applicable.

Schedule 13D CUSIP No. 29254Q104	Encision Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 2, 2015

INTERTEC HEALTHCARE MANAGEMENT, L.L.C.
	By:	/s/ Ruediger Naumann-Etienne
Name: Ruediger Naumann-Etienne
Title: Managing Member

INTERTEC HEALTHCARE PARTNERS, L.P. By: Intertec Healthcare Management, L.L.C.
Its: General Partner
	By:	/s/ Ruediger Naumann-Etienne
Name: Ruediger Naumann-Etienne
Title: Managing Member

/s/ Ruediger Naumann-Etienne
Ruediger Naumann-Etienne

Schedule 13D CUSIP No. 29254Q104	Encision Inc.

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of Encision Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 2nd day of January, 2015.

INTERTEC HEALTHCARE MANAGEMENT, L.L.C.
By:	/s/ Ruediger Naumann-Etienne
Name: Ruediger Naumann-Etienne
Title: Managing Member

INTERTEC HEALTHCARE PARTNERS, L.P. By: Intertec Healthcare Management, L.L.C.
Its: General Partner
By:	/s/ Ruediger Naumann-Etienne
Name: Ruediger Naumann-Etienne
Title: Managing Member

/s/ Ruediger Naumann-Etienne
Ruediger Naumann-Etienne